SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
To
SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

Senesco Technologies, Inc.
(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE
(Title of Class of Securities)

817208408
(CUSIP Number)

December 31, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

X	Rule 13d-1(c)

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Barry Honig
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)		☐
(b)		☐

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 528,833(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 528,833(1)
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 528,833(1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (2)
12		TYPE OF REPORTING PERSON IN - Individual

(1) Includes 191,833 shares of common stock and 337,000 shares of common stock underlying warrants and excludes 498,000 shares of common stock underlying warrants which contain a blocker provision under which the holder can only exercise the warrants to a point where he and his affiliates would beneficially own a maximum of 9.99% of the Issuer’s outstanding shares (“Blocker”).
(2) Based on 4,957,275 shares of common stock outstanding as of December 26, 2013.

Item 1.

(a)	Name of Issuer: Senesco Technologies, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 721 Route 202/206, Suite 130, Bridgewater, NJ 08807

Item 2.

(a)	Name of Person Filing: The statement is filed on behalf of Barry Honig

(b)	Address of Principal Business Office or, if none, Residence: 555 South Federal Highway #450, Boca Raton, FL 33432

(c)	Citizenship: United States of America

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 817208408

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

(a) Amount beneficially owned: 528,833 (1)

(b) Percent of class: 9.99% (2)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 528,833 (1)

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 528,833 (1)

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

(1) Includes 191,833 shares of common stock and 337,000 shares of common stock underlying warrants and excludes 498,000 shares of common stock underlying warrants which contain a blocker provision under which the holder can only exercise the warrants to a point where he and his affiliates would beneficially own a maximum of 9.99% of the Issuer’s outstanding shares (“Blocker”).

(2) Based on 4,957,275 shares of common stock outstanding as of December 26, 2013.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2014

By:	/s/ Barry Honig
Barry Honig